February 24, 2010

BY FEDEX AND EDGAR

Nandini Acharya, Esq.
Jeffrey P. Rediler, Esq.
Division of Corporate Finance - Mail Stop 4720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oramed Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed on January 11, 2010
File No. 333-164288

Dear Madam and Sir:

On behalf of Oramed Pharmaceuticals (“Company”), we hereby submit Amendment No. 1 (“Amendment No. 1”) and respond as follows to the Staff’s comments received on January 27, 2010 relating to Registration Statement. Please note that, for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response thereto immediately thereafter. We are also delivering to you three (3) courtesy copies of such marked Amendment No. 1.

1.	Please provide updated financial statements for the quarterly period ended November 30, 2009. See Rules 3-01 and 3-12 of Regulation S-X.

The financial statements have been updated accordingly.

We are aware that the Company has not yet filed a response to the Staff’s comments received on January 27, 2010 relating to the Registration Statement on Form S-1 (File No. 333-164286) also filed by the Company on January 11, 2010.  We will advise you when we have more information regarding the timing of the Company’s response.

Nandini Acharya, Esq.
Jeffrey P. Rediler, Esq.
February 24, 2010

We thank you in advance for your assistance. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Eliezer M. Helfgott

Eliezer M. Helfgott